

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 29, 2015

<u>Via E-Mail</u>
Robert L. Steer
Chief Financial Officer
Seaboard Corporation
9000 W. 67th Street
Shawnee Mission, Kansas 66202

        Re: Seaboard Corporation
           Form 10-K for the fiscal year ended December 31, 2014
           Filed February 26, 2015
           Form 10-Q for the quarterly period ended July 4, 2015
           Filed August 11, 2015
           File No. 001-03390

Dear Mr. Steer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Kristi Marrone

                                     Kristi Marrone
                                     Staff Accountant
                                     Office of Real Estate and
                                     Commodities